EXHIBIT 12.1

Trizec Properties, Inc.
Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Dollars in ‘000’s

The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by combined fixed charges and preferred dividends. For purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings have been calculated by adding fixed charges to income before income taxes, minority interest, income or loss from unconsolidated real estate joint ventures, discontinued operations, gain or loss on disposition of real estate and cumulative effect of a change in accounting principle, plus amortization of capitalized interest and distributed income from unconsolidated real estate joint ventures, minus interest capitalized. Fixed charges consist of interest costs, whether expensed or capitalized, an estimate of the interest as a factor of rental expense relating to operating leases, and amortization of financing costs. Combined fixed charges and preferred dividends consist fixed charges and preferred dividends paid or accrued for each respective period.

	Three
	Months
	Ended March
	31, 2004	2003	2002		2001	2000	1999
Earnings:
Income before income taxes, minority interest, Income or Loss from Unconsolidated Real Estate Joint Ventures, Discontinued Operations, Gain or Loss on Disposition of Real Estate and Cumulative Effect of a Change in Accounting Principle	$25,660	$91,704	$34,561		$67,641	$61,900	$73,600
Plus: Fixed Charges	40,973	170,951	177,215		174,926	277,517	240,607
Plus: Amortization of Capitalized Interest	457	1,826	1,826		1,772	943	392
Plus: Distributed income from Unconsolidated Real Estate Joint Ventures	4,456	19,956	13,468		12,633	12,798	7,133
Less: Capitalized Interest	—	—	(2,145)		(33,194)	(22,044)	(15,661)

Earnings	$71,546	$284,437	$224,925		$223,778	$331,114	$306,071

Fixed Charges:
Interest Expense	$40,973	$170,951	$175,070		$141,732	$255,473	$224,946
Capitalized Interest	—	—	2,145		33,194	22,044	15,661

Fixed Charges	40,973	170,951	177,215		174,926	277,517	240,607
Preferred Dividends:
Preferred Dividends	$1,928	5,226	124,321		—	—	—

Combined Fixed Charges and Preferred Dividends	$42,901	$176,177	$301,536		$174,926	$277,517	$240,607

Ratios of Earnings to Combined Fixed Charges and Preferred Dividends	1.67x	1.61x	(a	)	1.28x	1.19x	1.27x

(a)	For the year ended December 31, 2002, the ratio of earnings to combined fixed charges and preferred dividends was less than 1:1. We would have needed to generate additional earnings of approximately $76,611 in 2002 to achieve coverage ratio of 1:1.